



Jim Schleckser 🔊 · 2nd

I Grow CEO Personal and Business Performance through Powerful Peer Advisory Groups : Best-Selling Author & Speaker

Talks about #ceo and #business

Washington DC-Baltimore Area · **Contact info**

7,670 followers · **500+** connections

🖼️ Inc. CEO Project

🖼️ University of Maryland
     Global Campus

3 mutual connections: Erik Bullen ▬, William T Marsh, and 1 other

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Featured

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Deciding on a CEO Peer Group?	**Personal Development for a CEO**
YouTube	YouTube
Deciding on a CEO Peer Group? Jim Schleckser from the Inc CEO Project discusses some factors to consider in your decision. #CEO	When you get the CEO spot - you aren't done developing! Jim Schleckser discusses a few approaches to CEO development #CEO

Activity   **+ Follow**

7,670 followers

Jim Schleckser posted this · 3h

What is your leadership style? In my experience, leaders are either Task-Oriented or People-Centric. There is a fundamental choice that leaders make—consciously or unconsciously—when leading people. Which s ...show more

🖼️ **Leadership Style | Task or People | Inc CEO Project**
incceoproject.com · 4 min read

👍 3   16 comments

Jim Schleckser posted this · 1w

▶️ You can transform your business as a result of ending a bad business relationship. It can open up all kinds of new possibilities because you aren't spending time on an impossible relationship. **https://bit.ly/3E5AQZo**

👍 2   1 comment

Jim Schleckser posted this · 1w

▶️ Wherever you are, all relationships are voluntary. This includes business relationships. **https://bit.ly/3E5AQZo**

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Jim Schleckser posted this · 1w

▶️ When you're in a business relationship and you continue to be there, even though the business relationship is impossible, you've now given the consent of the victim. You are being victimized and you are agreeing to be a victim by being there. So what do you   ...show more

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About

It's not easy to find other high-performing CEOs to vet your critical business decisions. We track them down for you, curate compatible groups, and implement a proven framework for success. Inc. CEO Project is a business advisory group where accomplished CEOs tackle the most challenging issues, resolve constraints, drive growth, and improve outcomes.   ...see more

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Experience

🖼️ **Inc. CEO Project**
    17 yrs 3 mos

● **Chief Executive Officer**
  Feb 2005 - Present · 17 yrs 3 mos
  Potomac, MD

  CEO of the Inc. CEO Project, a firm that builds advanced advisory groups for CEO that are ready to graduate from their CEO peer group to a structured methodology.

● **CEO Advisory Board Member**

 **CEO Advisory Board Member**
Part-time
Apr 2005 – Present · 17 yrs 1 mo
Potomac, Maryland, United States

Inc. CEO Project is a business advisory group for high-performing, experienced CEOs.

 **Chief Executive Officer and Board Member**
Envel
Nov 2021 – Present · 6 mos
Boston, Massachusetts, United States

Envel is on a mission to reinvent the banking experience around customers' needs and deliver personal money management to the every day US consumer

 **Inc.com Columnist**
Inc. Magazine
Aug 2014 – Present · 7 yrs 9 mos

Inc. Magazine provides advice, tools, and services that help your small business grow.

 **Board Member**
Transparent BPO
Mar 2019 – Present · 3 yrs 2 mos
United States & Belize

Transparent BPO, designs custom, brand-boosting contact center outsourcing solutions to fit retail business needs

 **Board Member**
J.W. Logistics, LLC
Feb 2020 – Present · 2 yrs 3 mos
Frisco, Texas

JW Logistics is an non-asset based logistics provider serving the retail and direct to consumer space

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Education

 **University of Maryland Global Campus**
Doctor of Business (DBA), Management
Jan 2020
Activities and societies: Phi Kappa Phi Honor Society

Doctoral Student

 **London Business School**
Post-Graduate Studies, International Business
2000 – 2000

 **University of Connecticut**
MBA, Marketing & Finance
1985 – 1988
Activities and societies: Beta Gamma Sigma Honor Society

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Volunteering

 **Advisory Board & Chair Emeritus**
NACD (National Association of Corporate Directors)
Jul 2017 – Present · 4 yrs 11 mos

NACD - Capital Area, one of the premier chapters within the NACD system. NACD advances exemplary board leadership - for directors, by directors.

 **Board Member - San Pedro**
YWAM
Dec 2014 – Present · 7 yrs 6 mos
Social Services

YWAM is a missionary organization in San Pedro, Dominican Republic that trains, facilitates and empowers teams and individuals to bring justice and mercy, to see transformational change though

 **Cubmaster, Scout Master and Eagle Advisor**
Boy Scouts of America
Jan 2004 – Present · 18 yrs 5 mos
Children

Show all 11 volunteer experiences →

Licenses & certifications

 **Silver Beaver**
Boy Scouts of America
Issued Sep 2021 · No Expiration Date

 **Certfied Sommelier**
Court of Master Sommeliers, Americas
Issued Dec 2018 · No Expiration Date

 **WSET Level 3 Award in Wine and Spirits**
WSET — Wine & Spirit Education Trust
Issued Nov 2018 · No Expiration Date

Show all 4 licenses & certifications →

Skills

Strategy · 99+

 Endorsed by Marc Sharpe and 11 others who are highly skilled at this

Endorsed by 3 colleagues at Inc. CEO Project

Leadership · 90

 Endorsed by Jim Campbell and 5 others who are highly skilled at this

Endorsed by 2 colleagues at Inc. CEO Project

Entrepreneurship · 85

 Endorsed by Tien Wong and 5 others who are highly skilled at this

Endorsed by 2 colleagues at Inc. Magazine

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Recommendations

Received   Given

Leigh Standish · 3rd
Owner, Standish Associates
February 19, 2009, Jim was Leigh's client

Jim is a brilliant entrepreneur with deep insight into big picture issues. He navigates his way through new territory with command of circumstances and resources. I would highly recommend him in the most senior roles.

Thomas Holliday, PMP · 3rd
Business & Education Leader / Senior Analyst / Human Psychology / Citizen Journalist
September 4, 2007, Jim was senior to Thomas but didn't manage Thomas directly

Jim and I worked together at Spirent Communications in Rockville, MD. As a mentor and a friend, I am honored to know Jim, and to have worked for him. He is a strong, knowledgeable business professional with a true passion for what he does. I would highly recommend Jim for any engagement that requires strategic vision, tenured business acumen, and someone with a true will to succeed in the global

Publications

Professional Drinking: A Spirited Guide to Wine, Cocktails and Confident Business Entertaining
Potomac River Imprints · Sep 16, 2020

(Show publication ☒)

Have you ever been reduced to a quivering mass of jelly when handed a wine list? Wondered why a sommelier was hovering near your table? Felt out of your element at a nice restaurant with clients, colleagues, or friends?

Great CEOs Are Lazy
Inc. Original Imprints · Apr 11, 2016

(Show publication ☒)

The truth is that great CEOs know a secret when it comes to time management. Rather than spending a little time on a lot of things, the best CEOs spend most of their time eliminating the single biggest constraint to the growth

Courses

Singularity University - Executive Education

Associated with Inc. CEO Project

Languages

Spanish
Limited working proficiency

Interests

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